EDSO Inc
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2019	3,969,892	$ 397	$ 989	$ -	$ 1,386
Net loss				(1,386)	(1,386)
Balance, December 31, 2019	3,969,892	$ 397	$ 989	$ (1,386)	$ -
Founder investment	-	-	22,106		22,106
Net loss				(22,106)	(22,106)
Balance, December 31, 2020	3,969,892	$ 397	$ 23,095	$ (23,492)	$ -